UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 1, 2009 to December 31, 2009

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to _____________

Commission File Number, 0-11174

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
(Full title of the Plan)

WARWICK VALLEY TELEPHONE COMPANY
47 Main Street
P.O. Box 592
Warwick, New York 10990
(Address of principal executive office)

(Name of Issuer and address of principal executive office)

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS

Report of Independent Registered Public Accounting Firm	3

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, as of December 31, 2009 and 2008	4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, For the Year Ended December 31, 2009	5

Notes to Financial Statements	6-12

Schedule*

Schedule of Assets (Held at End of Year) as of December 31, 2009	13

Signatures	14

Index to Exhibits	15

Consent Form	16

Certification	17

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Warwick Valley Telephone Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WithumSmith+Brown, PC
Princeton, New Jersey
June 29, 2010

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008

Investments:
Interest in common/collective trusts	4,619,885	4,786,310
Warwick Valley Telephone Company Stock	1,329,664	1,010,113
Registered investment companies	6,152,722	4,662,262

Total investments	12,102,271	10,458,685

Receivables:
Contribution receivable
Employer	-	9,837

Participant loans receivable	186,235	174,398

Net assets available for plan benefits at fair value	12,288,506	10,642,920

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(31,007)	234,401

Net assets available for plan benefits	$12,257,499	$10,877,321

The accompanying notes are an integral part of these financial statements

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
Net increase in fair value of investments	1,530,625
Participant loan interest income	$12,859
Interest and dividends	213,534
1,757,018
Contributions:
Participant	577,831
Employer	239,216
817,047

TOTAL ADDITIONS	2,574,065

DEDUCTIONS:
Benefits paid to participants	1,185,488
Fees and other expenses	8,399

TOTAL DEDUCTIONS	1,193,887

NET INCREASE	1,380,178

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	10,877,321

End of year	$12,257,499

The accompanying notes are an integral part of these financial statements

WARWICK VALLEY TELEPHONE COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Warwick Valley Telephone Company (“Company”, Plan Sponsor”) 401(k) Plan (“Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and has been amended and restated in its entirety to comply with the GUST remedial amendment requirement and minimum distribution thresholds.

Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan, subject to certain IRS limitations.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers a variety of registered investment companies, a common collective trust, as well as the stock of the Company, as investment options for participants. Through September 1, 2007, the Company matched 100% of each participant’s contributions, subject to certain limitations.  These matching contributions ranged from 6% to 9% of the annual compensation of eligible participants.  On September 1, 2007, the Plan was amended to reflect the change in the Company’s contribution for Management Employees to 50% of the participants’ contribution, up to 9% of salary which was a change from 100% of the participants’ contribution, up to 9% of salary.  The Plan permits eligible participants, as defined in the Plan, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to making qualified voluntary participant contributions.

As a result of the Union Contract negotiated between the Company and the International Brotherhood of Electric Workers Union Local 503, an amendment was made to the Plan effective June 1, 2008.  This amendment reflects a change in the Company’s matching contribution for participants in the plan represented by the Union of 100% of the participants’ contribution of up to 4% of annual pay.  It also included a stipulation that if in any Plan year during the contract term in effect between May, 1 2008 and April 30, 2011, that the Company reaches positive Operating Income as measured by Earnings Before Interest and Taxes, the match for the union employees will increase to 100% of the salary deferral contributions up to 4 ½% of annual pay.

Also effective June 1, 2008 was an adjustment to the Company’s matching contributions for the Management employees who are participants in the Plan.  The Company matching contribution will now be 100% of the salary deferral contributions up to 4 ½% of annual pay.

Effective August 28, 2008 the Company changed its Custodian to the Principal Trust Company replacing Charles Schwab. All assets were transferred on September 3rd, 2008 to the Principal Trust Company who is now responsible to hold and distribute the Trust Funds in accordance with the provisions of the Plan documents.

Participant Accounts

Each participant’s account is updated daily to reflect participant and employer activity (contributions, fund transfers, loan repayments, loans and/or withdrawals) and the earnings or losses of the Plan assets in the account.

Vesting

Participant accounts are fully vested and non-forfeitable at all times.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%, with prime being the rate published on the first business day of the month in which the loan is requested.  Interest rates on loans outstanding at December 31, 2009 and 2008 ranged from 4.25% to 9.25%.  The interest rate does not change for the duration of the loan.  Principal and interest is paid ratably through weekly payroll deductions over a period not to exceed five years unless the loan is for the purchase of a primary residence for which a longer term is permitted.  The fair value disclosures relative to participant loans are not significant to these financial statements.

Payment of Benefits

On termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal periodic payments.  For termination of service due to death, a participant’s beneficiary may receive the value of the vested interest in the participant’s account as a lump-sum distribution.

WARWICK VALLEY TELEPHONE COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

If a participant has any portion of their account invested in Warwick Valley Telephone Company Stock, he or she may take the stock as an “in-kind” distribution or take the stock as cash.  “In-kind” distribution means the participant will receive a stock certificate for the whole shares in his or her account.  Fractional shares will be paid in cash.  If the participant wishes to take the stock portion of their account as a cash distribution, the Company will buy the stock at the bid price on the day the withdrawal is processed.

Withdrawals

Participants may make withdrawals, subject to federal income taxes, under the hardship provisions of the Plan while still employed by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.  Contributions due from the Company are recorded on the accrual basis and are remitted weekly. Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides participants with various investment options: money market and fixed income securities, bonds, and equity funds, a common collective trust, as well as the stock of Warwick Valley Telephone Company.  All investment securities are exposed to some type of risk, including, but not limited to, exposure to changes in interest rates, market fluctuations, economic conditions, and currency devaluation.  Due to the level of risk associated with certain investment securities, it is possible that changes in near term risk factors could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Cash and Cash Equivalents

The Plan considers cash accounts which are not subject to withdrawal restrictions or penalties, and highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at net asset value and the Company’s common stock is valued at quoted market prices.  However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Company’s common stock is traded on the NASDAQ.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest and dividends include distributions from the investments in registered investment companies, interest from the money market fund and dividends from the Company stock.

The Plan invests in investment contracts through a common collective trust (Morley Financial Services Stable Value Fund) (the “Stable Value Fund”).  The statement of net assets available for plan benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The estimated fair value of the Plan’s interest in the Morley Financial Stable Value Fund are primarily based on the following; Guaranteed Investment Contracts (GIC) are based on the discounted present value of future cash flows and security-backed contracts are based on the estimated fair value of underlying securities and the estimated fair value of the wrapper contract. The estimated fair value of the wrapper contract provided by a security-backed contract issuer is the present value of the difference between the wrapper fee and the contracted wrapper fee.

WARWICK VALLEY TELEPHONE COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Plan Expenses

Expenses related to the administration of the Plan have been substantially paid by the Company. These costs represent professional services and amounted to $16,988 for the year ending December 31, 2009. Brokers’ fees are reflected in the net investment return in each participant’s account.

Effects of New Accounting Pronouncements

In May 2009, the FASB issued accounting guidance on subsequent events that establishes standards of accounting for and disclosure of subsequent events. The guidance requires evaluation of subsequent events through the date of financial statement issuance. The Plan adopted the guidance for the plan year ending December 31, 2009. The adoption of this guidance did not have a material impact on the Plan’s financial statements.

In April 2009, the FASB issued additional guidance on the disclosure requirements of fair value measurements including defining major categories of debt and equity securities. The Plan adopted the enhanced disclosure requirements of this standard as of December 31, 2009.

WARWICK VALLEY TELEPHONE COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The fair value of investments at December 31, 2009 and 2008 are as follows:

	12/31/2009		12/31/2008
Warwick Valley Telephone Common Stock	$1,329,664	*	$1,010,113	*
Morley Financial Services Stable Value Fund	4,619,885	*	4,786,310	*
Principal High Quality Intermediate-Term Bond R3 Fund			462,169
Principal LifeTime Strategic Income R3 Fund			423,565
Principal LifeTime 2010 R3 Fund			236,449
Principal LifeTime 2015 R3 Fund			129,582
Principal LifeTime 2020 R3 Fund			589,775	*
Principal LifeTime 2025 R3 Fund			299,053
Principal LifeTime 2030 R3 Fund			104,560
Principal LifeTime 2035 R3 Fund			135,558
Principal LifeTime 2040 R3 Fund			162,567
Principal LifeTime 2045 R3 Fund			7,345
Principal LifeTime 2050 R3 Fund			77,332
Principal LifeTime 2055 R3 Fund			7
Columbus Circle Investors LargeCap Growth R3 Fund			546,908	*
Principal LargeCap S&P 500 Index Fund			119,803
Principal LargeCap Value R3 Fund			24,630
T. Rowe Price LargeCap Blend II R3 Fund			481,110
UBS Global Asset Mgmt LargeCap Value I R3 Fund			211,959
Alliance Bernstein SmallCap Growth I R3 Fund			1,758
Columbus Circle Investors MidCap Growth R3 Fund			4,726
Goldman Sachs MidCap Value I R3 Fund			15,120
Principal Global Investors MidCap S&P 400 Index R3 Fund			44,581
Principal Global Investors SmallCap Growth I R3 Fund			210
Principal Global Investors SmallCap S&P 600 Index R3 Fund			210,372
Principal Global Investors SmallCap Value R3 Fund			13,042
Principal Global/Barrow Hanley MidCap Value Fund			659
Turner/Mellon Capital Mgmt MidCap Growth IIIR Fund			1,650
Principal Global Investors Diversified Intl R3 Fund			357,772
Principal High Quality Intermediate-Term Bond R5 Fund	484,101
Principal LifeTime Strategic Income R5 Fund	494,910
Principal LifeTime 2010 R5 Fund	348,368
Principal LifeTime 2015 R5 Fund	190,723
Principal LifeTime 2020 R5 Fund	835,198	*
Principal LifeTime 2025 R5 Fund	451,373
Principal LifeTime 2030 R5 Fund	278,345
Principal LifeTime 2035 R5 Fund	236,714
Principal LifeTime 2040 R5 Fund	239,965
Principal LifeTime 2045 R5 Fund	21,234
Principal LifeTime 2050 R5 Fund	130,104
Principal LifeTime 2055 R5 Fund	11,918
Columbus Circle Investors LargeCap Growth R5 Fund	536,853
Principal LargeCap S&P 500 Index Fund	171,333
Principal LargeCap Value R5 Fund	42,783
T. Rowe Price LargeCap Blend II R5 Fund	581,748
UBS Global Asset Mgmt LargeCap Value I R5 Fund	181,309
Alliance Bernstein SmallCap Growth I R5 Fund	3,489
Columbus Circle Investors MidCap Growth R5 Fund	19,958
Goldman Sachs MidCap Value I R5 Fund	24,955
Principal Global Investors MidCap S&P 400 Index R5 Fund	84,631
Principal Global Investors SmallCap Growth I R5 Fund	8,121
Principal Global Investors SmallCap S&P 600 Index R5 Fund	242,179
Principal Global Investors SmallCap Value R5 Fund	23,422
Principal Global/Barrow Hanley MidCap Value Fund	3,014
Turner/Mellon Capital Mgmt MidCap Growth IIIR Fund	12,131
Principal Global Investors Diversified Intl R5 Fund	493,843
TOTAL INVESTMENTS	$12,102,271		$10,458,685

* Individual investments representing 5% or more of the Plans’ assets.

WARWICK VALLEY TELEPHONE COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ending December 31, 2009 as follows:

Interest in common/collective trust	$97,557
Registered Investment Companies	1,029,589
Warwick Valley Telephone Company Common Stock	403,479
$1,530,625

The Plan held investments at December 31, 2009 and 2008 in the Plan sponsor common stock amounting to $1,329,664 and $1,010,113, respectively.  This investment represented 11% and 10% of total investments at December 31, 2009 and 2008, respectively.  A significant decline in market value of the Plan Sponsor’s common stock would significantly affect the net assets available for benefits.

4.	DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for plan benefits per financial statements and Form 5500:

	December 31,
	2009	2008

Net assets available for benefits per financial statements	$12,257,499	$10,877,321
Adjustments from fair value to contract for fully benefit-responsive investment contracts	31,007	(234,401)
Net assets available for benefits per Form 5500	$12,288,506	$10,642,920

5.	FAIR VALUE MEASUREMENTS

The Plan measures and discloses fair values in accordance with the provisions of ASC 820 “Fair Value Measurements and Disclosures.” ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.   Such inputs include quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for the Plan’s assets measured at fair value.  There have been no changes in the methodologies used for periods presented these financial statements.

Registered Investment Companies:  Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

WARWICK VALLEY TELEPHONE COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Common Collective Trust: Contract value of the common collective trust represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.  Investments in wrapper contracts are fair valued using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

		Fair Value Measurments as December 31, 2009
Investments:	Total	(Level 1)	(Level 2)	(Level 3)
Warwick Valley Telephone Company Stock	1,329,664	1,329,664	—	—
Interest in common/collective trust	4,619,885	1,335,978	3,283,907
Registered investment companies:
Asset allocation funds	3,238,852	3,238,852
Large cap funds	1,342,693	1,342,693
Mid cap funds	144,689	144,689
Small cap funds	277,211	277,211
International funds	493,843	493,843
Index funds	171,333	171,333
Bond fund	484,101	484,101
	$12,102,271	$8,818,364	$3,283,907	$—

		Fair Value Measurments as December 31, 2008
Investments:	Total	(Level 1)	(Level 2)	(Level 3)
Warwick Valley Telephone Company Stock	1,010,113	1,010,113	—	—
Interest in common/collective trust	4,786,310	670,083	4,116,227
Registered investment companies:
Asset allocation funds	2,165,793	2,165,793
Large cap funds	1,264,607	1,264,607
Mid cap funds	66,736	66,736
Small cap funds	225,382	225,382
International funds	357,772	357,772
Index funds	119,803	119,803
Bond fund	462,169	462,169
	$10,458,685	$6,342,458	$4,116,227	$—

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, Management and the Plan’s legal counsel represent that the Plan continues to be designed and operated in accordance with applicable requirements of the IRC and ERISA.  Accordingly, the Plan is exempt from paying income taxes.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will continue to have a non-forfeitable interest in their Plan account.

WARWICK VALLEY TELEPHONE COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

8.	PARTY-IN-INTEREST TRANSACTIONS

Certain expenses of administration and servicing of the Plan, including payroll related expenses of administrative and clerical personnel and fees of the trustee are paid by the Company without charge to the Plan.  The Plan has certain investments that qualify as party-in-interest investments.  These would consist of the Plan’s investments in the Warwick Valley Telephone Company Common Stock, Schwab Money Market Fund and the Principal Funds, as Charles Schwab Trust Company was the custodian for the Plan through September 2, 2008 and was replaced by The Principal Trust Company.

9.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring after the Statement of Net Assets Available for Benefits date through the date of issuance. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in the financial statements.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

SCHEDULE H LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

EIN: 14-1160510
PN: 006

				(e) Current
(a)	(b) Identity of Issue	( c) Description	(d) Cost	Value

*	Warwick Valley Telephone Company	Common Stock	**	1,329,664
*	Principal High Quality Intermediate-Term Bond R5 Fund	Registered Investment Company	**	484,101
*	Principal LifeTime Strategic Income R5 Fund	Registered Investment Company	**	494,910
*	Principal LifeTime 2010 R5 Fund	Registered Investment Company	**	348,368
*	Principal LifeTime 2015 R5 Fund	Registered Investment Company	**	190,723
*	Principal LifeTime 2020 R5 Fund	Registered Investment Company	**	835,198
*	Principal LifeTime 2025 R5 Fund	Registered Investment Company	**	451,373
*	Principal LifeTime 2030 R5 Fund	Registered Investment Company	**	278,345
*	Principal LifeTime 2035 R5 Fund	Registered Investment Company	**	236,714
*	Principal LifeTime 2040 R5 Fund	Registered Investment Company	**	239,965
*	Principal LifeTime 2045 R5 Fund	Registered Investment Company	**	21,234
*	Principal LifeTime 2050 R5 Fund	Registered Investment Company	**	130,104
*	Principal LifeTime 2055 R5 Fund	Registered Investment Company	**	11,918
	Columbus Circle Investors LargeCap Growth R5 Fund	Registered Investment Company	**	536,853
*	Principal LargeCap S&P 500 Index Fund	Registered Investment Company	**	171,333
*	Principal LargeCap Value R5 Fund	Registered Investment Company	**	42,783
	T. Rowe Price LargeCap Blend II R5 Fund	Registered Investment Company	**	581,748
	UBS Global Asset Mgmt LargeCap Value I R5 Fund	Registered Investment Company	**	181,309
	Alliance Bernstein SmallCap Growth I R5 Fund	Registered Investment Company	**	3,489
	Columbus Circle Investors MidCap Growth R5 Fund	Registered Investment Company	**	19,958
	Goldman Sachs MidCap Value I R5 Fund	Registered Investment Company	**	24,955
*	Principal Global Investors MidCap S&P 400 Index R5 Fund	Registered Investment Company	**	84,631
*	Principal Global Investors SmallCap Growth I R5 Fund	Registered Investment Company	**	8,121
*	Principal Global Investors SmallCap S&P 600 Index R5 Fund	Registered Investment Company	**	242,179
*	Principal Global Investors SmallCap Value R5 Fund	Registered Investment Company	**	23,422
*	Principal Global/Barrow Hanley MidCap Value Fund	Registered Investment Company	**	3,014
	Turner/Mellon Capital Mgmt MidCap Growth IIIR Fund	Registered Investment Company	**	12,131
*	Principal Global Investors Diversified Intl R5 Fund	Registered Investment Company	**	493,843

	TOTAL INVESTMENTS			7,482,386

*	Morley Financial Services Stable Value Fund	Interest in Common/Collective Trusts	**	4,619,885

	Participant loans (rates 4.25% -9.25% from 2009-2018)			186,235

				$12,288,506

*    Denotes party-in-interest
**  Cost not required for participant-directed investments

See auditors’ report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Warwick Valley Telephone Company, the Plan Sponsor, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Warwick Valley Telephone Company 401(k) Plan

By:	/s/ Anthony Cipollone
Plan Administrator

Date: June 29, 2010

INDEX TO EXHIBITS

		Page of Sequentially
Exhibit Number	Description	Number Pages

23.1	Consent of Independent Registered Public Accounting Firm	16

99	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	17